Mail Stop 4561

      November 16, 2005


      VIA USMAIL and FAX (972) 250-0934

Mr. Gary W. Boyd
Vice President - Finance and Chief Financial Officer
Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 102
Dallas, Texas 75248

      Re:	Ascendant Solutions, Inc.
      Form 10-K for the year ended 12/31/2004
      Filed 3/29/2005
      Form 10-Q for the period ended 3/31/2005
      Filed 5/12/2005
      	File No. 000-27945

Dear Mr. Gary W. Boyd:

      We have reviewed your response letter dated November 7, 2005 and have the following additional comments. Where indicated, we think you should revise your document[s] in response to these
comments.   If you disagree, we will consider your explanation as
to
why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 1 - Organization and Significant Accounting Policies

Significant Accounting Policies

Basis of Presentation, page 46

1. We note in your response to comment one and two that you own greater than 50 percent of the limited partnership interest of all of your consolidated limited partnerships. For those entities not within the scope of FIN 46(R), please explain to us how you considered each of the important rights in paragraph nine of SOP 78-9 in determining when to consolidate limited partnerships.

Fairways Frisco Partnerships, pages 54 - 56

2. We note your response to comment four and will monitor your amendment to the Form 10-K for compliance.

FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2005, JUNE 30, 2005 and SEPTEMBER 30, 2005

Note 2 - Description of Business

Significant Accounting Policies

Investments in Limited Partnerships, page 6

3. We have read and considered your response to our previous comment
five relating to your accounting for investment in limited
partnerships.   We remain of the view that you should account for
those investments in which your ownership interest is more than three
to five percent under the equity method,  in accordance with the
guidance in EITF Topic D-46 and SOP 78-9.   Please explain to us
and
quantify the expected impact on the financial statements for revising the accounting of these limited partnerships from the cost method to the equity method.




*  *  *  *




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.





	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3414 if you have questions.



						Sincerely,



Jorge Bonilla
Senior Staff Accountant



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Gary W. Boyd
Ascendant Solutions, Inc.
June 27, 2005
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